Exhibit 99.1

MOL Global, Inc. Announces Resignation of Directors

MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, announced today that Noah J. Doyle has resigned as an Independent Director of the Company effective January 18, 2016 and Craig White has resigned as a Director of the Company effective February 25, 2016. Craig White continues to serve as President of the Company.

About MOL Global, Inc.

MOL Global, Inc. (Nasdaq:MOLG) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 13 countries across 4 continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks.

For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "target," "going forward" and similar statements. Among other things, our strategic and operational plans contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement and in the attachments is as of the date of the announcement, and we undertake no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact

MOL Global, Inc.
Charles Tan
Email: IR@mol.com